UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66878 / April 30, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14809

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In the Matter of

                                              :

JETBORNE INTERNATIONAL, INC.,   :
JOTAN, INC.,   :
KAMP-RITE HOLDINGS, INC.,   :
KEY COMMAND INTERNATIONAL CORP.,   :   ORDER MAKING FINDINGS
LIEGE HOLDING, INC.,   :   AND REVOKING
LLOYDS SHOPPING CENTERS, INC.,   :   REGISTRATIONS BY DEFAULT
LONG ISLAND PHYSICIAN   :   AS TO FIVE RESPONDENTS
    HOLDINGS CORP., and   :
MIKRON INFRARED, INC.   :

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        The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on March 21, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Jetbourne International, Inc. (Jetbourne), Jotan, Inc. (Jotan), Key Command International Corp. (Key Command), Lloyds Shopping Centers, Inc. (Lloyds), and Long Island Physician Holdings Corp. (Physician Holdings) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

        The Office of the Secretary and the Division of Enforcement have provided evidence that the OIP was served on Respondents by March 26, 2012, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. Respondents were required to file an Answer within ten days after service. OIP at 3; 17 C.F.R. § 201.220(b).

        On April 10, 2012, Respondents were ordered to show cause, by April 25, 2012, why the registration of their securities should not be revoked by default. To date, Respondents have not

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[1] The Division of Enforcement has received a signed settlement agreement from Respondent Kamp-Rite Holdings, Inc. The Commission has accepted the Offer of Settlement submitted by Respondent Mikron Infrared, Inc. See Jetbourne International, Inc., Exchange Act Release No. 66836 (Apr. 20, 2012). Respondent Liege Holding, Inc., remains in this proceeding.

filed an Answer or otherwise shown cause why they should not be defaulted. See 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Jetborne (CIK No. 811786) is a void Delaware corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Jetborne is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended April 30, 1996, which reported a net loss of $225,456 for the prior twelve months.

Jotan (CIK No. 921381) is a dissolved Florida corporation located in Jacksonville, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Jotan is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1998, which reported a net loss of over $3.15 million for the prior six months.

Key Command (CIK No. 1077278) is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Key Command is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $39,370 for the prior nine months.

Lloyds (CIK No. 59956) is a dissolved New York corporation located in Middletown, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lloyds is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended January 1, 1994, which reported a loss of $333,337 for the prior twelve months. As of March 9, 2012, the company's stock (symbol "LLYSB") was traded on the over-the-counter markets.

Physician Holdings (CIK No. 1006868) is a dissolved New York corporation located in Melville, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Physician Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2006, which reported a net loss of over $7.55 million for the prior nine months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Jetbourne International, Inc., Jotan, Inc., Key Command International Corp., Lloyds Shopping Centers, Inc., and Long Island Physician Holdings Corp. is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge